GKN PLC

04030350

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

11 May 2004

SUPPL

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

MAY 2 0 2004

Dear Sirs,

GKN plc - increase of shareholding in Tochigi Fuji Sangyo KK

For your information I enclose a copy of the above announcement.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Enc.

dw 5/24

GKN increases its 33% shareholding in Tochigi Fuji Sangyo KK to 84%

GKN today announces that, through its subsidiary company GKN Driveline Zumaia SA, it will increase its current 33.3% shareholding in Tochigi Fuji Sangyo (TFS). This follows a public tender offer to all public shareholders at Yen 340 per share. The offer opened on 1st April and closed successfully on 10th May when GKN had received valid acceptances constituting 50.5% of the total share capital, increasing GKN's shareholding to just under 84%. The total cost to GKN will be Yen 6.2 billion (£33 million) for the shares acquired.

It is the intention that TFS will in due course be delisted from the Tokyo Stock Exchange.

For further information:
GKN Corporate Communications
+ 44 (0)207 463 2354

11th May 2004